UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Chinook Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
16961L 106
(CUSIP Number)
October 5, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16961L 106	13G	PAGE 2 OF 9

1.	Names of Reporting Persons: Apple Tree Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,028,937
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,028,937

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,028,937
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 9.6%*
12.	Type of Reporting Person: PN

*	Percentage calculated based on 42,158,432 shares of Common Stock, par value $0.0001 per share, outstanding as of November 2, 2020 as reported in the Form 10-Q for the fiscal quarter ended September 30, 2020 of Chinook Therapeutics, Inc.

CUSIP No. 16961L 106	13G	PAGE 3 OF 9

1.	Names of Reporting Persons: ATP III GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,028,937
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,028,937

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,028,937
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 9.6%*
12.	Type of Reporting Person: CO

*	Percentage calculated based on 42,158,432 shares of Common Stock, par value $0.0001 per share, outstanding as of November 2, 2020 as reported in the Form 10-Q for the fiscal quarter ended September 30, 2020 of Chinook Therapeutics, Inc.

CUSIP No. 16961L 106	13G	PAGE 4 OF 9

1.	Names of Reporting Persons: Seth L. Harrison
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,028,937
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,028,937

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,028,937
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 9.6%*
12.	Type of Reporting Person: IN

*	Percentage calculated based on 42,158,432 shares of Common Stock, par value $0.0001 per share, outstanding as of November 2, 2020 as reported in the Form 10-Q for the fiscal quarter ended September 30, 2020 of Chinook Therapeutics, Inc.

Item 1.

(a)	Name of Issuer:
Chinook Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1600 Fairview Avenue East, Suite 100, Seattle, WA 98102

Item 2.

(a)	Name of Person Filing:
Apple Tree Partners IV, L.P.
ATP III GP, Ltd.
Seth L. Harrison

Apple Tree Partners IV, L.P. (“ATP IV”), ATP III GP, Ltd. (“ATP GP”) And Seth L. Harrison (the “Reporting Persons”) have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal place of business and principal office of each of the Reporting Persons is: 230 Park Avenue, 28th Floor, New York, NY 10169

(c)	Citizenship:
ATP IV is a Cayman Islands exempted limited partnership. ATP GP is a Cayman Islands exempted company. Seth Harrison is a citizen of the United States.

(d)	Title of Class of Securities:
Common Stock, par value $0.0001

(e)	CUSIP Number:
16961L 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Apple Tree Partners IV, L.P.

(a)	Amount beneficially owned: 4,028,937

(b)	Percent of class: 9.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,028,937

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of : 4,028,937

ATP III GP, Ltd.

(a)	Amount beneficially owned: 4,028,937

(b)	Percent of class: 9.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,028,937

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,028,937

Seth Harrison

(a)	Amount beneficially owned: 4,028,937

(b)	Percent of class: 9.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,028,937

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of : 4,028,937

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2020

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, Ltd.

By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison

Exhibit 1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

EXECUTED this 16th day of November, 2020.

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, Ltd.

By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison